UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
000-55924
NOTIFICATION OF LATE FILING
CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sysorex, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

13880 Dulles Corner Lane, Suite 120
Address of Principal Executive Office (Street and Number)

Herndon, VA 20171
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Sysorex, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (the “Form 10-Q”) by May 15, 2023, the original due date for such filing, without unreasonable effort or expense because the Company is currently in the process of performing its 2022 annual audit and is attempting to assess the carrying value of its mining equipment and facilities included in assets held for sale on the Company’s consolidated balance sheets.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Laura Anthony, Esq.	561	514-0936
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒     NO  ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒     NO  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of September 15, 2022, Ethereum switched from a Proof of Work model to a Proof of Stake model and as a result, the Company is no longer mining Ethereum or any other cryptocurrency. TTM Digital no longer holds any Ethereum or other crypto tokens or crypto assets at this time, does not conduct any mining activities and does not have any plans to mine crypto tokens in the future. Sysorex, Inc. classifies the business and its assets as discontinued operations in the financials. As indicated in Part III above, the Company is currently in the process of performing its 2022 annual audit and is attempting to assess the carrying value of its mining equipment and facilities included in assets held for sale on the Company’s consolidated balance sheets.

SYSOREX, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2023	By:	/s/ Wayne Wasserberg
		Name:	Wayne Wasserberg
		Title:	Chief Executive Officer

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